Law Offices

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12th Floor

734 15th Street, N.W.

Washington, D.C.  20005

Telephone (202) 347-0300

Facsimile (202) 347-2172

March 6, 2007

VIA EDGAR

Christian N. Windsor
Special Counsel
Office of Financial Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	TD Banknorth Inc., The Toronto-Dominion Bank and Bonn Merger Co.
Schedule 13E-3
File No. 005-80597

TD Banknorth Inc.
Schedule 14A; Preliminary Proxy Materials
File No. 000-51179

Dear Mr. Windsor,

Attached for filing on behalf of TD Banknorth Inc., The Toronto-Dominion Bank and Bonn Merger Co. is Amendment No.2 to the Schedule 13E-3 filed by such parties on December 19, 2006 and amended on February 13, 2007, which is being filed pursuant to the requirements of Regulation S-T.  Also attached for filing on behalf of TD Banknorth are revised preliminary proxy materials on Schedule 14A for the upcoming special meeting of stockholders of TD Banknorth, at which stockholders will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of November 19, 2006, among TD Banknorth, The Toronto-Dominion Bank and Bonn Merger Co.  The merger agreement provides, among other things, the terms and conditions under which The Toronto-Dominion Bank will acquire the outstanding shares of common stock of TD Banknorth that it does not own.

Amendment No. 2 to the Schedule 13E-3 and revised preliminary proxy materials reflect responses to the comments of the staff contained in a letter to Carol L. Mitchell, Senior Executive Vice President, General Counsel and Corporate Secretary of TD Banknorth, dated February 28, 2007 as well as to update the proxy statement for information as of December 31, 2006.  For the staff’s convenience, each comment is repeated and addressed seriatim below.

Schedule 13E-3

Item 3. Identify and Background of Filing Person, page 2

1.              We note your response to prior comment number 2; however, it is not clear from the disclosure what some individuals have done during the past five years.  Please revise to describe the business experience of Irving E. Rogers, III, William E. Bennett and W. Edmund Clark for the past five years without any gaps.

The background of Messrs. Rogers, Bennett and Clark have been revised to provide a full five-year history without any gaps.

Schedule 14A

Recommendations of the Special Committee and the TD Banknorth of Directors and Our Position as to the Fairness of the Merger, page 28

2.              Please note that the following comments also apply to the discussion under the heading “The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger.”

3.              Item 1014(b) of Regulation M-A requires the discussion in reasonable detail of the material factors upon which the determination of fairness was made and the disclosure of the weight assigned to each such factor.  We note that you provide cursory discussion of some of the factors upon which the fairness determination was based.  A listing of the factors considered by the filling person without a discussion of how the factor relates to the determination is inadequate.  For example, please describe the “current trends in the financial services industry” considered by the special committee and how those trends impacted the fairness determination.  Please revise.  Refer to In the Matter Meyers Parking System Inc., Securities Exchange Act Release No. 26069 (September 12, 1988).

The requested changes have been made on pages 29 to 32 and 45 to 47 of the proxy statement.

4.              We note your response to prior comment 6.  All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in detail.  The revised disclosure fails to provide sufficient detail with respect to the Item 1014 factors.  For example, please quantify the recent stock prices, historical stock prices and net book value.  Please quantify the “historical high multiple” and disclose the forecasted earnings per share.  Please explain why the special committee believed the goodwill on TD Banknorth’s balance sheet was not meaningful in the context of considering the value offered in the merger proposal.  Please expand your disclosure to explain what consideration was given to liquidation value.  Refer to Question and Answer No. 20 of Exchange Act Release No. 34-17719. (. . . “the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values”).  In addition, we are unable to locate a discussion of going concern value.

The requested changes have been made on pages 29 to 32 and 45 to 47 of the proxy statement.

5.              Please quantify the prices paid by The Toronto-Dominion Bank referred to in the second paragraph on page 31 and clarify how those prices impacted the fairness determination.  In addition, please explain why the special committee did not consider prices that could have been obtained in arms-length negotiations with third parties to be relevant to a determination of whether the price is fair.

The requested changes have been made on page 32 of the proxy statement.

The Board of Directors, page 31

6.              If the board relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.  Please revise accordingly.

The requested disclosure has been included under “-The Board of Directors” on page 33 of the proxy statement.

7.              Please revise to separately address the board’s determination as to substantive and procedural fairness.  Refer to Question and Answer No. 21 of Exchange Act Release No. 34-17719.

The requested disclosure has been included under “-The Board of Directors” on page 33 of the proxy statement.

8.              We note your statement that the Class A directors considered a number of factors, “including the following material factors.”  Please clarify whether you have identified all material factors, both positive and negative, considered by the board.  If not, please identify all such material factors.

The last paragraph in the referenced section states that the “foregoing discussion addresses the material information and factors considered by the board of directors . . .” To make this clearer, we have deleted the word “material” in the quoted phrase and again stated in the new paragraph on page 33 of the proxy statement that the listed factors constitute all of the material factors considered by the Class A directors.

How to Vote Your Shares, page 16

9.              We note your response to prior comment number 17; however, we did not see a reply regarding the web address and passwords.  Please revise to respond.

The web address and instructions for stockholders to vote via the Internet was previously included under “The Special Meeting - How to Vote Your Shares - Voting via the Internet” on page 16 of the proxy statement and on the proxy card.  As described in such section, a stockholder only needs to enter his control number on the proxy card and no password is required.

Proxy Card

10.       We note your response to prior comment 13.  Please make similar changes to the proxy card for the 401(k) Plan holders.

As filed with Amendment Nos. 1 and 2, each of the proxy statement, proxy card, letter to 401(k) Plan participants and 401(k) Plan ballot is marked in the top right hand corner to indicate “preliminary proxy materials.”

*          *          *

TD Banknorth Inc., The Toronto-Dominion Bank and Bonn Merger Co. acknowledge that:

•                                          the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                                          the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be greatly appreciated if the staff would review the enclosed Amendment No.2 to the Schedule 13E-3 and revised preliminary proxy materials as soon as practicable so that TD Banknorth can commence its solicitation of proxies for its special meeting of stockholders in a timely manner.

If you have any questions or comments on the enclosed materials, please contact the undersigned or Kenneth B. Tabach of this office, special counsel to TD Banknorth, at (202) 347-0300.

On behalf of ourselves and our colleagues at Wachtell, Lipton, Rosen & Katz, special counsel to the Special Committee of the Board of Directors of TD Banknorth, and Simpson Thacher & Bartlett LLP, special counsel to The Toronto-Dominion Bank, we thank the staff for its cooperation.

Very truly yours,

/s/ Gerard L. Hawkins

Gerard L. Hawkins

cc:	Timothy Geishecker
Michael Pressman